UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Resignation of Walter Bugno, Executive Vice President of New Business and Strategic Initiatives

On April 28, 2021, Walter Bugno notified International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) of his intention to resign as Executive Vice President of New Business and Strategic Initiatives to pursue a new professional opportunity. Mr. Bugno will continue in his current position until May 14, 2021.

Following Mr. Bugno’s departure, IGT new business responsibilities will be divided among the Global Lottery and Global Gaming business units. Responsibilities for strategic initiatives will be assumed by the IGT Strategy and Corporate Development support function.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Resignation of Walter Bugno, Executive Vice President of New Business and Strategic Initiatives,” dated May 3, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Resignation of Walter Bugno, Executive Vice President of New Business and Strategic Initiatives,” dated May 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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